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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
158

SEC FILE NUMBER
8- 00719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NATEXIS BLEICHROEDER INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NEW YORK	10105-4300
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD GREEN — 212-698-3322
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO.
(Name — *if individual, state last, first, middle name*)

20 EXCHANGE PLACE	NEW YORK	NEW YORK	10005
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, HOWARD GREEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATEXIS BLEICHROEDER INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Howard Green

Signature

Senior Vice-President

Title

BELINDA COIT
Notary Public, State of New York
No. 01CO6100935
Qualified in Kings County
Commission Expires Nov. 3, 2006

Belinda Coit

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATEXIS BLEICHROEDER INC.

FOCUS REPORT - FORM X-17A-5

PART I

DECEMBER 31, 2003

FOCUS

JOEL E. SAMMET & CO.

CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET & CO.
CERTIFIED PUBLIC ACCOUNTANTS
20 EXCHANGE PLACE
NEW YORK, N.Y. 10005

JOEL E. SAMMET, C.P.A. (1925-1968)
DAVID R. SAFER, C.P.A.
BERNARD TURNER, C.P.A.
JEROME S. GRUBIN, C.P.A.
FRANKLIN M. JACOBSON, C.P.A.
STEVEN A. SOKOL, C.P.A.

TELEPHONE
(212) 269-8628

FAX
(212) 809-6185

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Natexis Bleichroeder Inc.

We have audited the accompanying financial condition of Natexis Bleichroeder Inc., for the period October 1, 2002 to December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the fifteen months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natexis Bleichroeder Inc. for the period October 1, 2002 to December 31, 2003, and the results of their operations and their cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Joel E. Sammet & Co.

New York, New York
February 16, 2004

FOCUS

FORM X-17A-5

10/85

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

AME OF BROKER-DEALER	SEC FILE NO.
	8-00719 [14]
	FIRM ID. NO.
NATEXIS BLEICHROEDER INC. [13]	134197937 [15]
›DRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
1345 AVENUE OF THE AMERICAS [20] (No. and Street)	10/01/02 [24]
	AND ENDING (MM/DD/YY)
NEW YORK [21] (City) NEW YORK [22] (State) 10105-4300 [23] (Zip Code)	12/31/03 [25]

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
HOWARD GREEN [30]	(212) 698-3322 [31]
·ME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 16th day of February 2004

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name) [70]

JOEL E. SAMMET & CO.

ADDRESS

Number and Street	City	State	Zip Code
20 EXCHANGE PLACE [71]	NEW YORK [72]	NEW YORK [73]	10005 [74]

[75]

[76]

[77]

FOR SEC USE

Check One

(X) Certified Public Accountant

( ) Public Accountant

( ) Accountant not resident in United States or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
NATEXIS BLEICHROEDER INC. | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/03 [99]

SEC FILE NO. 8-00719 [98]

Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 15,536,153	200			$ 15,536,153	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"	175,923	220				
2. Other	4,552,671	230			4,728,594	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"	199,785,009	240				
2. Other	1,116,675,655	250			1,316,460,664	780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"	151,103	280				
2. Other	10,897,666	290			11,048,769	800
E. Other	1,596,384	300	$	550	1,596,384	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	25,084,312	310				
2. Partly secured accounts		320		560		
3. Unsecured accounts			30,825	570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	25,115,137	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell	5,289,785,738	360		605	5,289,785,738	840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper	35,386,234	370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

BROKER OR DEALER
NATEXIS BLEICHROEDER INC.

as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Nonallowable	Total
E. Stocks and warrants		$ 17,401,596 [410]		
F. Options		[420]		
G. Arbitrage		21,012,513 [422]		
H. Other securities		[424]		
I. Spot commodities		[430]		$ 73,800,343 [850]
8. Securities owned not readily marketable:				
A. At Cost	$ 4,765,498 [130]			
B. At estimated fair value		[440]	$ 4,771,925 [610]	4,771,925 [860]
9. Other investments not readily marketable:				
A. At Cost	$ 120,500 [140]			
B. At estimated fair value		[450]	120,500 [620]	120,500 [870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ 1,392,000 [190]			
B. Owned at cost			105,500 [650]	
C. Contributed for use of company, at market value			[660]	105,500 [900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	4,815,499 [680]	4,815,499 [920]
15. Other Assets:				
A. Dividends and interest receivable		504,701 [500]	64,404 [690]	
B. Free shipments		[510]	27,101 [700]	
C. Loans and advances		[520]	35,008 [710]	
D. Miscellaneous		5,068,422 [530]	15,068,264 [720]	20,767,900 [930]
16. TOTAL ASSETS		$ 6,743,614,080 [540]	$ 25,039,026 [740]	$6,768,653,106 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

:ROKER OR DEALER
NATEXIS BLEICHROEDER INC.

as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$ 8,762,628	1460
B. Other		1040		1250	50,000,000	1470
18. Securities sold under repurchase agreements				1260	5,212,623,238	1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270	13,073,170	1490
2. Other		1060		1280	5,126,332	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other	▼16	1080		1290	▼21 1,066,014,130	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	▼19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100			676,065	1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of ▼15 $ 9,321,424 [950]		1120			▼22 207,394,002	1580
B. Commodities accounts	▼17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340	12,528	1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of $ 21,291,436 [960]				1360	36,879,612	1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170			9,246,589	1640
C. Income taxes payable		1180			▼23	1650
D. Deferred income taxes			▼20	1370		1660
E. Accrued expenses and other liabilities		1190			17,108,438	1670
F. Other	▼18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
NATEXIS BLEICHROEDER INC.

as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value; from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements;		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 6,626,916,732 [1760]

Ownership Equity

	Total
27. Sole proprietorship	$ [1770]
28. Partnership- limited partners $ [1020]	[1780]
29. Corporation:	
A. Preferred stock	[1791]
B. Common stock	1 [1792]
C. Additional paid-in capital	151,503,082 [1793]
D. Retained earnings	(9,766,709) [1794]
E. Total	141,736,374 [1795]
F. Less capital stock in treasury	( ) [1796]
30. TOTAL OWNERSHIP EQUITY	$ 141,736,374 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 6,768,653,106 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
NATEXIS BLEICHROEDER INC.

as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 141,736,374	3480
2. Deduct: Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			141,736,374	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 141,736,374	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 25,039,026	3540		
1. Additional charges for customers' and non-customers' security accounts		3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver:	2,201,357	3570		
1. Number of items 68 (3450)				
C. Aged short security differences-less reserve of $ (3460)		3580		
number of items (3470)				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
F. Other deductions and/or charges	1,405,333	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(28,645,716)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 113,090,658	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and Investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants	4,555,953	3720		
6. Options		3730		
7. Arbitrage	442,108	3732		
8. Other securities		3734		
D. Undue concentration		3650		
E. Other (list)	3,136,772	3736	(8,134,833)	3740
10. Net Capital			$ 104,955,825	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER NATEXIS BLEICHROEDER INC. as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%		3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	5,124,732	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	1,500,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	5,124,732	3760
25. Excess net capital (line 10 less 24)	$	99,831,093	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	40.96	3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%	40.96	3854
28. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	92,143,996	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Natexis Bleichroeder Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and various other exchanges and the National Association of Securities Dealers. The Company is a New York Corporation that is a wholly owned subsidiary of Natexis Banques Populaires (the "Parent").

On December 6, 2002, the Parent acquired the Company from Arnhold and S. Bleichroeder Holdings, Inc. In conjunction with the change in ownership, the Company's name was changed from Arnhold and S. Bleichroeder, Inc. to Natexis Bleichroeder Inc.

Pursuant to this change in ownership, the Company's reporting fiscal year end changed from September 30 to December 31. Consequently, the statement of income (loss) and statement of cash flows include the operations of the Company from October 1, 2002 through December 31, 2003.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking businesses.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all security transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Depreciation

Depreciation is provided for by accelerated and straight-line methods using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

NOTE 3 CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash and/or securities of $38,500,000 has been segregated in a special reserve account for the exclusive benefit of customers at December 31, 2003 under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of the following:

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NOTE 4 RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS (continued)

	Receivable	Payable
Deposits for securities borrowed/ loaned	$1,316,460,664	$1,066,014,130
Securities failed-to-deliver/receive	4,728,594	18,199,502
Payables to clearing organizations	0	676,065
Receivable from clearing organizations	11,048,769	0
Other	1,596,384	0
	$1,333,834,411	$1,084,889,697

NOTE 5 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 6 RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has borrowed funds from the Parent. These loans are unsecured and during the period since the Company's acquisition, had rates of interest ranging from 10 to 15 basis points above the federal funds rate. At December 31, 2003, the balance of the loan amounted to $50,000,000. Interest expense on this loan charged by the Parent to the Company since its acquisition amounted to $375,933 and is included in net income.

The Company also borrowed securities from the Parent in the normal course of business during the period since the Company's acquisition. Interest expense charged by the Parent on securities borrowed since its acquisition amounted to $385,140 and is included in net income.

NOTE 7 EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan for employees. The Company is not required to make any matching or mandatory contribution to the Plan. Contributions are made at the discretion of management.

The Company does not participate in any pension and/or post retirement plans for its employees.

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NOTE 8 FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving futures, forwards and foreign exchange contracts and other transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. At December 31, 2003, the Company had commitments to enter into future resale and repurchase agreements. At December 31, 2003, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that is does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 8 FINANCIAL INSTRUMENTS (continued)

Financial Instruments With Off-Balance-Sheet Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In connection with these activities, particularly in United States Government and Agency securities, the Company enters into collateralized reverse repurchase and repurchase agreements, securities lending arrangements and certain other secured transactions which may result in significant credit exposure in the event the counterparty to the transaction was unable to fulfill their contractual obligations. In accordance with industry practice, repurchase agreements and security borrowing arrangements are generally collateralized by cash or securities with a market value in excess of the Company's obligation under the contract. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

NOTE 9 COMMITMENTS AND CONTINGENCIES

Leases

The Company occupies office space under a lease expiring April 29, 2011. The minimum aggregate rent per annum is $3,235,291 until December 21, 2005, and $3,545,259 for the remaining term of the lease. The lease contains escalation provisions for increases of real estate tax and operating expenses.

NOTE 9 COMMITMENTS AND CONTINGENCIES (continued)

Litigation

In the normal course of business, the Company has been named as a defendant in several lawsuits. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the New York Stock Exchange, Inc. also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2003, the Company had net capital of $104,955,825, which was 40.96 percent of aggregate debit balances and $99,831,093 in excess of required net capital.

NOTE 11 INCOME TAXES

At December 31, 2003, the Company had net operating loss carryforwards which resulted in deferred federal income taxes refundable of $5,624,137 and deferred state and city income taxes refundable of $4,377,373.

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